REGI U.S., Inc.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996   Fax: 604-278-3409

February 8, 2008

Lynn Dicker, Review Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	REGI U.S., Inc. (“REGI”)
Form 10-KSB for the fiscal year ended April 30, 2007
File No. 0-23920

Dear Ms. Dicker:

This letter responds to your letter dated January 14, 2008, commenting on REGI’s financial statements and related disclosures contained in its Form 10-KSB for the fiscal year ended April 30, 2007 filed on August 7, 2007 (“Form 10-KSB”). The item numbers in this response correspond to the numbered comments in your letter of January 14, 2008.

Form 10-KSB for the fiscal year ended April 30, 2007

Item 8A. Controls and Procedures, page 22

1.

We have amended our Form 10-KSB to include the clarification that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our President (principal executive officer), and our Chief Financial Officer, to allow timely decisions regarding required disclosure. We ensure our future filings will also include this additional clarification, if true.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.

Our auditors, Smythe Ratcliffe LLP, have referred to another accountant’s report in their opinion. As the Company is a development stage company, and as required in Rule 2-05 of Regulation S-X, we have amended our filing to include the audit report of Manning Elliott LLP, our prior auditors, immediately following Smythe Ratcliffe’s audit report, in our financial statements for the fiscal year ended April 30, 2007. We have also included a new Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm, from Manning Elliott.

Lynn Dicker
SEC Review Accountant
February 8, 2008

Note 2 - Summary of Significant Accounting Policies, page F-9

(g) Stock-Based Compensation, page F-10

3.

The Company did not restate any prior comparative periods as the adoption was on the modified prospective transition basis, rather than the modified retrospective transition method. This transition basis resulted in no effect to the periods presented in the financial statements. The effective date should have stated May 1, 2005 rather than January 1, 2006. The notes to the financial statements disclosing the transition method was provided from a template that inadvertently did not get corrected to the disclosure method adopted by the Company. The Company has made this correction in the first paragraph of Note 2(g) to the financial statements for the fiscal year ended April 30, 2007, attached to the 10-KSB/A, and will correct this disclosure in all future financial statement filings.

Note 3(e) – Common Stock, page F-17

4.

SAB Topic 5A indicates that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering and that deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. A short postponement (up to 90 days) does not represent an aborted offering.

The fair value of the warrants issued in connection with the equity line of credit was not deferred and was recorded as a reduction of common stock as the warrants are fully exercisable immediately and are not subject to any vesting terms regardless of whether the equity line of credit is drawn down by the company. As the Company has yet to receive any proceeds from the offering and much more time has elapsed than the short postponement described in SAB Topic 5A, the Company determined that it was not possible to determine whether any proceeds would ever be received and that the most conservative approach was to recognize the fair value of the warrants as a reduction of equity in the period they were granted and exercisable.

Note 6 - Contingencies, Page F-19

5.

During the year ended April 30, 2006, the Company reached settlement arrangements with long outstanding accounts payable to reduce and settle the amounts owing to the creditors. Accordingly, the Company recorded a gain equal to the amount of the accounts payable reduction.

Lynn Dicker
SEC Review Accountant
February 8, 2008

Exhibits

As referenced above in paragraph 2, we have amended our Form 10-KSB to include a new exhibit 23.2, Consent of Independent Registered Public Accounting Firm, in our Form 10-KSB/A.

Exhibits 31.1 and 31.2 Certifications

6.

We have amended our Form 10-KSB to remove the certifying individual’s title and company name. We ensure that our future filings will not include the individual’s title or company name, but only the identification of the certifying individual at the beginning of the certification, in the certificates required by Exchange Act 13a-14(a),

We have filed our Form 10-KSB/A along with this cover letter on EDGAR.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

REGI U.S., Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc:	John Robertson, President, REGI U.S., Inc.
Eric Atallah, Staff Accountant, SEC